UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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AMENDMENT NO. 2

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

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First Albany Companies Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

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Restricted Shares of Company Common Stock, Par Value $0.01,

Granted to Eligible Employees Under the First Albany Companies Inc. 1999 Long-Term Incentive Plan, the First
Albany Companies Inc. 2001 Long-Term Incentive Plan and the First Albany Companies Inc. Restricted Stock
Inducement Plan

(Title of Class of Securities)

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318465-10-1

(CUSIP Number of Underlying Class of Securities)

Patricia Arciero-Craig

677 Broadway, Albany, New York, 12207

Telephone: (518) 447-8500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

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Copy to:

Arthur H. Kohn

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

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CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$1,467,883.46	$45.06
*

Calculated solely for purposes of determining the filing fee. This amount assumes that the restricted stock award agreements which granted 900,542 eligible restricted shares of Common Stock of First Albany Companies Inc.

will be rescinded pursuant to this offer for an award of stock appreciation rights relating to 2,701,626 shares of Common Stock. The value of such restricted shares was calculated by reference to the average of the high and low sales price for a share of Common Stock as reported on NASDAQ on March 23, 2007. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on March 28, 2007.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.
(1) [ _ ]

Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: [ _ ] Not applicable.	Filing party: [ _ ] Not applicable.
Form or Registration No.: [ _ ] Not applicable.	Date filed: [ _ ] Not applicable.

(2) [ _ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
(3) Check the appropriate boxes below to designate any transactions to which the statement relates:
(4) [ _ ] (5) [ X ] (6) [ _ ] (7) [ _ ] (8) [ _ ]	third party tender offer subject to Rule 14d-l.
issuer tender offer subject to Rule 13e-4.
going-private transaction subject to Rule 13e-3.
amendment to schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2007, as amended by Amendment No. 1 filed with the SEC on May 11, 2007 relating to an offer by First Albany Companies Inc., a corporation organized under the laws of New York (the “Company”) to Eligible Employees (as defined in “Terms of the Offer” dated March 27, 2007) (attached hereto as Exhibit (a)(1)) of the opportunity to rescind certain restricted stock award agreements (the “Restricted Stock Award Agreements”) held by Eligible Employees that grant (or granted) a right to receive Eligible Restricted Shares (as defined in Terms of the Offer) for an award of stock appreciation rights (the “Stock Appreciation Right”), relating to common stock of the Company, par value $0.01 (the “Common Stock”), to be granted under either the 1999 Plan and the 2001 Plan (as defined in the Terms of the Offer) or under a new equity plan (incorporating the terms of the former Plans) (the “Proposed Plan”) if the Proposed Plan is approved by the Company’s shareholders at the 2007 Annual Meeting of Shareholders, upon the terms and subject to the conditions described in the Terms of the Offer and the related acceptance letter (the “Acceptance Letter”) (attached hereto as Exhibit (a)(3)) and the related withdrawal letter (the “Withdrawal Letter”) (attached hereto as Exhibit (a)(4)) (which together shall constitute the “Offer”).

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated herein by reference to this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1.	Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 2.	Subject Company Information.

Item 2 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)   This Amendment No. 2 reflects amendments that were made to Item 4 of the Schedule TO, and to the information set forth in the Terms of the Offer, attached to the Schedule TO as Exhibit (a)(1), under “Conditions of the Offer”, “Information Concerning the Company” and “Forward Looking Statements; Miscellaneous”, incorporated herein by reference and is hereby amended by Item 11 below, which information is incorporated herein by reference.

The fifth and sixth paragraphs under “Conditions of the Offer” on pages 18-19 of the Terms of the Offer have been amended and restated to read in their entirety as follows:

“In addition, we will not be required to accept any Tendered Restricted Shares, and we may terminate or amend this Offer, or extend our acceptance and cancellation of any Eligible Restricted Shares tendered for cancellation, if at any time prior to the Offer Expiration Date, we determine that any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events, make it inadvisable to proceed with the Offer or to accept and cancel Tendered Restricted Shares:

(1) there has occurred a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States;

(2) any change (or condition, event or development involving a prospective change) has occurred in the business, properties, assets, liabilities, capitalization, stockholders’ equity, financial condition, operations, licenses, or results of operations of us or any of our subsidiaries or affiliates, taken as a whole, does or is reasonably likely to have a materially adverse effect on us or any of our subsidiaries or affiliates, taken as a whole, or does or is reasonably likely to have a material adverse effect on the value of our Common Stock;

(3) legislation amending the Code has been passed by either the U.S. House of Representatives or the Senate or becomes pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which would be to change the U.S. federal income tax consequences of the consummation of the Offer in any manner that would adversely affect us, any of our affiliates or any Eligible Employees;

(4) a tender or exchange offer for any or all of our common stock (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed;

(5) we learn that: (1) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Common Stock, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise; or (2) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of an additional 1% or more of our Common Stock; or

(6) any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer, and of which we have been notified after the date of the Offer, has not been obtained on terms satisfactory to us in our reasonable discretion.

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We may waive any material conditions to the Offer, in whole or in part, at any time and from time to time up to the date that is five (5) business days prior to the Offer Expiration Date, in our discretion, whether or not we waive any other material condition to the Offer. Our failure at any time to exercise these rights will not be deemed a waiver of any such rights. We are not making this Offer to, nor will we accept any tender from or on behalf of, Eligible Employees if the Offer or the acceptance of an Eligible Employee’s tender would not be in compliance with all applicable laws.”

The fourth paragraph under “Information Concerning the Company” on page 23 of the Terms of the Offer has been amended and restated to read in its entirety as follows:

“We also will amend the Terms of the Offer to incorporate any additional documents that we may file with the SEC between March 27, 2007 and the Offer Expiration Date to the extent required. You may read and copy any reports, statements or other information on file at the SEC’s public reference room located at 100 F Street N. E., Washington, D.C. 20549 or at one of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information concerning its public reference rooms. The SEC filings are also available to the public from commercial document retrieval services and at the world wide web site maintained by the SEC at www.sec.gov.”

The first paragraph under “Forward Looking Statements; Miscellaneous” on page 24 in the Terms of the Offer has been amended and restated to read in its entirety as follows:

“Some of the statements in this Terms of the Offer may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”). The PSLRA, by its terms, does not apply to this Offer and any forward-looking statements made in connection with this Offer have not been protected by the PSLRA’s safe harbor provisions. Forward-looking statements often address our expected future business and financial performance, and often contain words such as "may", "will", "expect", "anticipate", "believe", "estimate", and "continue" or similar words. You should consider all statements other than historical information or current facts to be forward-looking statements. Our forward-looking statements may contain projections regarding our revenues, earnings, operations, and other financial projections, and may include statements of our future performance, strategies and objectives. However, there may be events in the future which we are not able to accurately predict or control which may cause our actual results to differ, possibly materially, from the expectations expressed in our forward-looking statements. All forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors. Such factors include, among others, market risk, credit risk and operating risk. These and other risks are set forth in greater detail below and elsewhere in this document. We caution you not to place undue reliance on these forward-looking statements. We do not undertake to update any of our forward-looking statements.”

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

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Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended by the information set forth in Item 11 below, which information is incorporated herein by reference.

Item 10.	Financial Statements.

(a)   The information set forth in the Terms of the Offer under “Information Concerning the Company”, the information set forth in on pages 19-34 and 40-78 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 as filed on March 14, 2007, as amended by Amendment No. 1 on Form 10-K/A as filed on May 1, 2007 as Exhibit (a)(9) hereto, the information set forth in the Quarterly Report on Form 10-Q for the quarter ended March 30, 2007 filed on May 10, 2007 as Exhibit (a)(12) hereto and the information set forth in the Company’s Current Report on Form 8-K filed on May 10, 2007 as Exhibit (a)(13) hereto is herein incorporated by reference.

(b)   This Amendment No. 2 reflects amendments that were made to the Schedule TO, and to the information set forth in the Terms of the Offer, attached to the Schedule TO as Exhibit (a)(1), under “Information Concerning the Company”, which information is incorporated herein by reference.

The following paragraph and chart have been added under “Information Concerning the Company” on page 24 of the Terms of the Offer:

We have presented below selected consolidated financial data for the Company. In addition, we encourage you to review additional financial information included in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

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	Quarter Ended	Years Ended December 31:
	March 31, 2007	2006	2005	2004	2003
	(In thousands, except per share amounts)

Operating results:
Operating revenues	$20,315	$117,194	$148,973	$143,910	$135,828
Interest income	3,242	13,499	15,141	10,100	6,140

Total revenues	23,557	130,693	164,114	154,010	141,968
Interest expense	3,755	15,906	12,583	6,052	3,276

Net revenues	19,802	114,787	151,531	147,958	138,692
Expenses (excluding interest)	24,131	154,058	145,829	158,296	128,468

Income (loss) before income taxes, discontinued operations and cumulative effect of change in accounting principles	(4,329)	(39,271)	5,702	(10,338)	10,224
Income tax expense (benefit)	—	199	8,481	(7,591)	3,840

Income (loss) from continuing operations	(4,329)	(39,470)	(2,779)	(2,747)	6,384
Income (loss) from discontinued operations, net of taxes	(133)	(4,938)	(7,438)	(840)	4,177

Income (loss) before cumulative effect of change in accounting principles	(4,462)	(44,408)	(10,217)	(3,587)	10,561
Cumulative effect of accounting change, net of taxes	—	427	—	—	—

Net income (loss)	$(4,462)	$(43,981)	$(10,217)	$(3,587)	$10,561

Per common share:
Income (loss) from continuing operations:
Basic	$(0.28)	$(2.60)	$(0.20)	$(0.22)	$0.61
Dilutive	(0.28)	(2.60)	(0.20)	(0.22)	0.54
Cash dividend	—	—	0.05	0.20	0.20
Book value	3.11	3.46	6.28	6.45	7.64

As of December 31:	March 31, 2007	2006	2005	2004	2003

Financial condition:
Total assets	$370,413	$357,118	$443,541	$410,113	$393,142	$
Short-term bank loans	172,837	128,525	150,075	139,875	138,500
Notes payable	11,952	12,667	30,027	32,228	14,422
Obligations under capitalized leases	3,148	3,522	5,564	3,110	3,183
Temporary capital	104	104	3,374	3,374	—
Subordinated debt	4,424	4,424	5,307	3,695	3,721
Stockholders’ equity	48,121	51,577	87,722	86,085	83,434

Item 11.	Additional Information.

As disclosed in its Current Report on Form 8-K filed on May 15, 2007, the Company announced that it has entered into an investment agreement (the “Investment Agreement”) with MatlinPatterson FA Acquisition LLC (“MatlinPatterson”). The Investment Agreement provides for the purchase by MatlinPatterson and certain co-investors which may be designated by it, upon the terms and subject to the conditions of the Investment Agreement, of 33,333,333 newly issued shares of Common Stock, for an aggregate cash purchase price of $50 million. After the consummation of the transaction, MatlinPatterson will own approximately 60% of outstanding Common Stock (58%, on a fully diluted basis). In the Investment Agreement, the Company agreed to terminate the Offer. The Company announced by press release that it had determined to enter into the Investment Agreement. Copies of such Form 8-K and press release are attached hereto as Exhibits (a)(14) and (a)(15) and incorporated herein by reference.

Pursuant to the Terms of the Offer as amended by this Amendment No. 2, the Company determined to terminate the Offer as of May 23, 2007. The Company announced this decision by press release (a copy of which it distributed by e-mail (Exhibit (a)(17)) to eligible employees on May 17, 2007. A copy of such press release is attached as Exhibit (a)(16) hereto.

Notice to Shareholders

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In connection with the proposed Investment Agreement, the Company will prepare a proxy statement for the Company’s shareholders to be filed with the SEC. The proxy statement will contain information about the Company, the proposed Investment Agreement and related matters. SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE, AS IT WILL CONTAIN IMPORTANT INFORMATION THAT SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE INVESTMENT AGREEMENT. In addition to receiving the proxy statement from the Company by mail, shareholders will be able to obtain the proxy statement, as well as other filings containing information about the Company, without charge, from the SEC’s website ( http://www.sec.gov ) or, without charge, from the Company’s website at www.fac.com or by directing such request to First Albany Companies Inc., 677 Broadway, Albany, New York 12207, Attention: Investor Relations.

The Company and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Investment Agreement. Information concerning the Company and its directors and executive officers is set forth in the Company’s proxy statement and Annual Report on Form 10-K previously filed with the SEC, and will be set forth in the proxy statement relating to the Investment Agreement when it becomes available.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

(a)	(12) Quarterly Report on Form 10-Q (as filed on May 10, 2007).
(13) Current Report on Form 8-K (as filed on May 10, 2007).
(14) Current Report on Form 8-K (as filed on May 15, 2007).
(15) Press Release regarding the Investment Agreement dated May 14, 2007.
(16) Press Release announcing the Amendment No. 2 and Termination of Offer dated May 17, 2007.
(17) Email notice to Employees

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

First Albany Companies Inc.

/s/ Peter McNierney

Peter McNierney

Date:	May 17, 2007

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INDEX TO EXHIBITS

Exhibit
Number	Description
(a) (1)*	Terms of the Offer, dated April 17, 2007, as amended by Amendment No. 1 to Schedule TO filed with the SEC on May 11, 2007 and Amendment No. 2 to Schedule TO filed with the SEC on May 17, 2007.
(a) (2)*	Letter to all eligible employees from Peter McNierney, dated March 27, 2007.
(a) (3)*	Form of Acceptance Letter.
(a) (4)*	Form of Withdrawal Letter.
(a) (5)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control-Single Trigger).
(a) (6)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 1999 Long-Term Incentive Plan (Change of Control- Double Trigger).
(a) (7)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Single Trigger).
(a) (8)*	Form of Stock Appreciation Right Agreement under the First Albany Companies Inc. 2001 Long-Term Incentive Plan (Change of Control-Double Trigger).
(a) (9)*	Amendment No. 1 on Form 10-K/A (as filed on May 01, 2007) to Annual Report on Form 10-K for its fiscal year ended December 31, 2006 as filed on March 14, 2007 (incorporated herein by reference).
(a) (10)*	Press Release regarding Extension of the Offer.
(a) (11)*	Email to Eligible Employees with Press Release.
(a) (12)	Quarterly Report on Form 10-Q (as filed on May 10, 2007) (incorporated herein by reference).
(a) (13)	Current Report on Form 8-K (as filed on May 10, 2007) (incorporated herein by reference).

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(a) (14)	Current Report on Form 8-K (as filed on May 15, 2007) (incorporated herein by reference).
(a) (15)	Press Release regarding the Investment Agreement dated May 14, 2007.
(a) (16)	Press Release announcing the Amendment No. 2 and Termination of Offer dated May 17, 2007.
(a) (17)	Email notice to Employees.
(d) (1)*	The First Albany Companies Inc. 1989 Stock Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 20, 1999).
(d) (2)*	The First Albany Companies Inc. 1999 Long-Term Incentive Plan (incorporated by reference to Appendix A to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).
(d) (3)*	The First Albany Companies Inc. 2001 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed July 31, 2002).
(d) (4)*	The First Albany Companies Inc. 2003 Non-Employee Directors Stock Plan (incorporated by reference to Exhibit 10 to the Company’s Registration Statement on Form S-8 filed June 2, 2003).
(d) (5)*	The First Albany Companies Inc. Restricted Stock Inducement Plan (incorporated by reference to Exhibit 99.A to the Company’s Registration Statement on Form S-8 filed May 5, 2005).
(d) (6)*	The First Albany Companies Inc. 2005 Deferred Compensation Plan for Key Employees (incorporated by reference to Appendix B to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).
(d) (7)*

The First Albany Companies Inc. 2005 Deferred Compensation Plan for Professional and Other Highly Compensated Employees (incorporated by reference to Appendix C to the Company’s Proxy Statement on Schedule 14A filed March 24, 2005).

(d) (8)*	The First Albany Companies Inc. Deferred Compensation Plan for Key Employees (incorporated by reference to Exhibit 4.f to the Company’s Registration Statement on Form S-8 filed May 4, 2004).

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(d) (9)*

The First Albany Companies Inc. Deferred Compensation Plan for Professional and Other Highly Compensated Employees (f/k/a the First Albany Companies Inc. Deferred Compensation Plan (Non-ERISA))(incorporated by reference to Exhibit 4.e to the Company’s Registration Statement on Form S-8 filed May 3, 2002).

(d) (10)*

First Albany Companies Inc. 8.5% Senior Notes, due 2010 Note Purchase Agreement, dated June 13, 2003 (incorporated by reference to Exhibit 10.15 to the Company’s Form 10-K for the year ended December 31, 2003 filed on March 12, 2004).

(d) (11)*

Stock Purchase Agreement by and among the Shareholders of Descap Securities, Inc. and First Albany Companies Inc., dated February 18, 2004 (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-Q for the quarter ended March 31, 2004 filed on May 10, 2004).

* Previously filed.

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